SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

LINKTONE LTD.
(Name of Subject Company)

LINKTONE LTD.
(Name of Person(s) Filing Statement)

American Depositary Shares, each representing 10 ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

535925101
(CUSIP Number of Class of Securities)

Michael Li
12th Floor, Cross Tower
318 Fu Zhou Road
Huang Pu District
Shanghai, People’s Republic of China 200001
86-21-3318-4900
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Mark J. Lehmkuhler
Davis Polk & Wardwell
The Hong Kong Club Building, 18th Floor
3A Chater Road
Hong Kong
(852) 2533-3300

☒        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of the press release of Linktone Ltd. dated January 16, 2008, announcing the resignation of Linktone Chief Financial Officer Colin Sung.

LINKTONE ANNOUNCES DEPARTURE OF CHIEF FINANCIAL OFFICER

SHANGHAI, China, January 16, 2008 -- Linktone Ltd. (Nasdaq: LTON), a leading provider of interactive media and entertainment products and services to consumers in China, announced today the resignation of Chief Financial Officer- Colin Sung, effective January 31, 2008.  Mr. Sung has also resigned as a member of the board of directors of Linktone.

Mr. Sung is expected to remain with Linktone in a consulting capacity for a transition period in order to assist the company with the planned strategic investment by PT Media Nusantara Citra Tbk.  Mr. Sung informed the company that he is leaving his position as Linktone’s Chief Financial Officer to pursue other interests.

Foo Him Tiem, the Deputy Chief Financial Officer of Linktone, has been appointed as the acting Chief Financial Officer of the company.  Ms. Foo Him Tiem joined Linktone in June, 2004.  Linktone plans to begin its search for a permanent Chief Financial Officer and will announce a successor when this process is completed.

Mr. Sung said, “It has been my pleasure to serve as Chief Financial Officer of Linktone for the past 2 and a half years.  I believe that the company is well-positioned with strong initiatives and ample opportunity to achieve long-term value for its shareholders.”

Michael Li, Linktone’s Chief Executive Officer, commented, “On behalf of the board of directors and Linktone’s management, I would like to extend our sincere thanks to Colin.  His hard work and contributions are most appreciated by the company.  We wish him the very best in his future endeavors.”  Mr. Li added, “We are also committed to identifying a highly qualified permanent CFO in the near term.”

ABOUT LINKTONE LTD.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China.  Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications.  These services are promoted through the Company's and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

FORWARD-LOOKING STATEMENTS
This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that Linktone will not be able to locate and retain suitable people for its board of directors and middle and senior management; current or future changes in the policies of the PRC Ministry of Information Industry and the mobile operators in China or in the manner in which the operators enforce such policies; the risk that other changes in Chinese laws and regulations, or in application thereof by other relevant PRC governmental authorities, could adversely affect Linktone's financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone's services and brand; and the risks outlined in Linktone's filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com

NOTICE TO INVESTORS

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This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities by any person.  The offer for the outstanding shares of Linktone described in this announcement has not commenced.  Any offers to purchase or solicitations of offers to sell will be required to be made pursuant to offer documents filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with U.S. securities laws.

The offer documents required under U.S. laws, including Linktone’s recommendation statement, will contain important information, and shareholders and potential investors are urged to read them carefully when they become available before making any decision with respect to any offer.  The recommendation statement and other documents filed with or furnished to the SEC are available for free at the SEC’s website (http://www.sec.gov).  Free copies of these documents can also be obtained by directing a request to Linktone through the investor relations contacts listed above.

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